Mr. Amit Pande                  April 26, 2006
  Assistant Chief Accountant
  Mail Stop 4561
  Division of Corporation Finance
  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549





  RE: Riverview Bancorp Inc. Form 10-K for Fiscal year ended March 31, 2005 Filed June 17, 2005
       Riverview Bancorp, Inc. Forms 10-Q for the quarters ended June 30, 2005, September 30, 2005 and December 31, 2005
       File No. 000-22957

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In consideration of your letter dated March 28, 2006, that contained your review of the above SEC filings of Riverview Bancorp, Inc. (the "Company"), the Company respectfully submits the following information and responses to each comment contained in your comment letter.

Form 10-Q for the Quarterly Period Ended December 31, 2005
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Management's Discussion and Analysis of Financial Condition and Results of
Operations
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Provision for Loan Losses, page 28
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1.   Please tell us and revise future filings to clearly disclose whether the increase in provision for loan losses to $1.3 million for the nine months ended December 31, 2005 compared to $260,000 for the nine months ended December 31, 2004 was solely attributable to the higher loan loss rates quantified in your discussion. Further describe the reasons for the higher loss factors applied to each of the loan categories and provide us your proposed disclosures.

Response to Comment #1

We note the staff's comment regarding increased disclosure around factors that drive the provision for loan losses. We note that the primary drivers behind our loss factor changes during the nine months ended December 31, 2005, were general increases in interest rates, which have a negative impact on certain borrowers, as well as a continued concentration of higher-risk commercial and real estate loans in our portfolio. As this portion of our loan


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portfolio continues to increase, we continue to refine our methodology, taking into account specific trends in the portfolio, as well as regulatory guidance and peer analysis.

We have provided the following disclosure, with changes underlined from our previously filed disclosure, as an example of the disclosure we intend to provide in future filings.

Provision for Loan Losses. The provision for loan losses for the nine-month period ended December 31, 2005 was $1.3 million, compared to $260,000 for the same period in the prior year. For this time period the loan receivable balance increased $204.7 million to $610.9 million at December 31, 2005 from $406.2 million at December 31, 2004. Excluding the impact of the American Pacific Bank acquisition, organic loan growth during the nine months ended December 31, 2005 was $85.2 million, consisting primarily of commercial and construction loans. Management analyzes the probable loss factors that drive the loan loss reserve on a quarterly basis. These probable loss factors contemplate historical loss rates, adjusted for qualitative factors that are included in our analysis. Such factors include the relative strength of the local economy, concentrations in certain categories, such as commercial real estate and construction loans, the impact of an increasing interest rate environment, as well as the overall impact of integrating APB's lending
business with ours, along with other factors.   As part of that ongoing
process, we have continued to refine our reserving methodologies with regard to larger and/or high-risk loans that we consider to be "nonhomogeneous", such as commercial, speculative, and commercial construction loans. Such loans have continued to be an increasing part of our loan portfolio in recent quarters, which tends to result in an increased loan loss requirement. For example, as a percentage of total loans, our commercial real estate loans increased from 51.2% to 58.3% and construction loans from 9.67% to 12.47% at December 31, 2004 as compared to December 31, 2005. Based on our continuing analysis of these loans, we increased certain loss factors assigned to some of these loan categories during the first nine months of the year. For example, the estimated loan loss rate for land & lots for development was increased by 0.25% to 1.0%, commercial real estate loans was increased by 0.125% to 0.875%, commercial construction loans was increased by 0.125% to 0.875%, speculative construction loans was increased by 0.50% to 1.00%, multi-family loans was increased by 0.375% to 0.875% and raw land and lots was increased by 0.25% to 1.00% to cover the probable losses inherent in the loan portfolio. Such changes resulted in approximately $800,000 of increased provision for the first nine months of 2006. The increased loan loss provision during the first nine months was due to this combination of loan growth, as well as the higher
percentage of loans falling into higher risk categories.   Net charge-offs for
the nine months ended December 31, 2005 were $533,000, compared to $350,000 for the same period of last year. The ratio of allowance for credit losses and loan commitments to total net loans at December 31, 2005 increased to 1.22% from 1.15% at December 31, 2004, with such increase reflecting the changing mix of our loan portfolio and the additional risk of these loans as described above. Management considered the allowance for loan losses at December 31, 2005 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of various factors affecting the loan portfolio.

Form 10-Q for the Quarterly Period Ended June 30, 2005
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Note 9   Allowance for Loan Losses, page 11
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   2.   We note that $1.8 million was recorded to the allowance for loan losses related to the acquisition of American Pacific Bank (APB) during the quarter ended June 30, 2005. We further note in footnote 3 to the pro forma financials presented in your Form 8-K/A filed July 1, 2005, that you recorded a purchase accounting adjustment of $800,000 related to the APB acquisition. Please tell us the authoritative accounting literature you relied upon, including your consideration of SAB Topic 2.A.5, in recording the purchase accounting adjustment.

Response to Comment #2

The $1.8 million allowance recorded for the acquisition of APB includes the $800,000 that was inadvertently shown as a purchase accounting adjustment in the Form 8-K/A. Subsequent to December 31, 2005, and prior to the completion of our purchase, APB's management determined it was necessary to record an additional $800,000 loan loss provision, and did so in its financial statements. This amount was improperly reflected as a purchase accounting adjustment in our Form 8-K/A. We therefore confirm to the staff that in accordance with SAB Topic 2.A.5 no purchase accounting adjustment was recorded relative to the allowance for loan losses as part of the acquisition of APB.

   3. Tell us if you acquired any loans in the APB acquisition that were under the scope of SOP 03-3. For those applicable loans, tell us whether the historical allowance was carried over at the acquisition date and provide the disclosures required by paragraphs 14-16 of SOP 03-3.



Response to Comment #3

SOP 03-3 addresses accounting differences between contractual cash flows and cash flows expected to be collected from the investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. In the acquisition of APB, Riverview Bancorp, Inc. acquired no loans where there was an expected difference between contractual cash flows and expected cash flows.

In connection with responding to your comments, Riverview Bancorp, Inc. acknowledges that:

 * Riverview Bancorp, Inc. is responsible for the accuracy of the disclosure in the filing

 * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

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 *  Riverview Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this is responsive to your comments and that you will not hesitate to give us a call at 360.693.6650 and fax number 360.693.6275 if you have any additional questions.


Sincerely,


/s/Ron Dobyns

Ron Dobyns
Riverview Bancorp, Inc.
Senior Vice President
Chief Financial Officer


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